                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                  Form 12b-25

Sec. File Number 0-4186             Cusip Number
                 ------                          ----------

                                  [Check One]
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                     For the Period Ended: December 31, 1995
                                           ------------------

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended_________________________

Read Instructions [on back page] Before Preparing Form.
Please Print or Type
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Consolidated Technology Group Ltd.
Former Name if Applicable:
Address of Principal Executive Office [Street and Number]: 160 Broadway, #901 City, State and Zip Code: New York, NY 10038

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Part II - Rules 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
[Check box if appropriate]

     [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]  [b] The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [c] The accountant's statement or other exhibit required by Rule 12b-25[c]
         has been attached if applicable.
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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed]

The information necessary for the preparation of Form 10-K for the year ended December 31, 1995 cannot be completed until amendments for Forms 10-K for the fiscal year ended July 31, 1994 and the transition period ended December 31, 1994 have been completed. Amendments to prior 10-K forms are required to complete the response to a comment letter received from the Securities and Exchange Commission dated February 26, 1996.

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Part IV - Other Information

     [1] Name and telephone number of person to contact in regard to this notification:

         A. Lee Wingeier       407          347-5339
         ---------------       ---          --------
              [Name]       [Area Code]   [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been
         filed?  If answer is no, identify report[s].        [X]Yes     [ ]No

     [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [X]Yes     [ ]No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A)

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                    Consolidated Technology Group Ltd.
               [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 1995            By:    /S/
      --------------                   ---------------------
                                       George W. Mahoney
                                       (Chief Financial Officer)


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
       Intentional misstatements or omissions of fact constitute
        Federal Criminal Violation [SEE 18 U.S.C.1001]

                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25[17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need no restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

Exhibit A

Prior Period Adjustments

The fiscal years ended July 31, 1994 and 1993 have been restated to reflect errors in the application of accounting principles that were detected in the current year. The following summarized the impact of the retroactive adjustment of the noted errors.

                                    Five
                                   Months
                                    Ended
                                  December       Fiscal Year Ended July 31,
                                     31,         --------------------------
                                    1994            1994            1993
                                  --------        --------        --------
Income (Loss) from Operations:
As Originally Reported            ($ 2,708)       ($ 3,851)       ($   841)
Prior Period Adjustments:
 Decrease in discount on
  shares issued for stock
  options [1]                           --          (5,870)             --
 Reclass loss from discontinued
  operations to operating
  activity [2]                          --              --            (562)
 Reclass stock option expense
  from unusual to selling,
  general and administrative
  expenses [3]                          --            (845)             --
 Decrease discount on shares
  issued for acquisitions [4]          (36)             --              --
 Decrease discount on shares
  issued in lieu of cash
  payment for services
  rendered [5]                        (338)             --              --
 Reclass goodwill write-off
  from other expense to selling,
  general and adiministrative
  expenses [6]                        (285)             --              --
                                    ------          ------          ------
As restated                       ($ 3,368)       ($10,566)       ($ 1,403)
                                    ======          ======          ======

Other Income (Expense):
As Originally Reported            ($ 1,383)       ($ 1,253)        $ 1,942
Prior Period Adjustments:
 Reclass stock option expense
  from unusual to selling,
  general and administrative
  expenses [3]                          --             845              --
 Reclass goodwill write-off
  from other expense to selling,
  general and adiministrative
  expenses [6]                         285              --              --
                                    ------          ------          ------
As restated                       ($ 1,098)       ($   408)        $ 1,942
                                    ======          ======          ======

Exhibit A

                                    Five
                                   Months
                                    Ended
                                  December       Fiscal Year Ended July 31,
                                     31,         --------------------------
                                    1994            1994            1993
                                  --------        --------        --------
Loss from Discontinued
 Operations:
As Originally Reported                  --              --        ($   562)
Prior Period Adjustments:
Reclass loss from discontinued
  operations to operating
  activity [2]                          --              --        ($   562)
                                    ------          ------          ------
As restated                             --              --              --
                                    ======          ======          ======

Net Income (Loss):
As Originally Reported            ($ 4,111)       ($ 4,902)        $   740
Prior Period Adjustments:
 Decrease in discount on
  shares issued for stock
  options [1]                           --          (5,870)             --
 Decrease discount on shares
  issued for acquisitions [4]          (36)             --              --
 Decrease discount on shares
  issued in lieu of cash
  payment for services
  rendered [5]                        (338)             --              --
                                    ------          ------          ------
As restated                       ($ 4,465)       ($10,772)        $   740
                                    ======          ======          ======

Accumulated Deficit:
As Originally Reported            ($23,044)       ($18,932)       ($14,030)
Prior Period Adjustments:
 Decrease in discount on
  shares issued for stock
  options [1]                       (5,870)         (5,870)             --
 Decrease discount on shares
  issued for acquisitions [4]          (36)             --              --
 Decrease discount on shares
  issued in lieu of cash
  payment for services
  rendered [5]                        (338)             --              --
                                    ------          ------          ------
As restated                       ($29,288)       ($24,802)       ($14,030)
                                    ======          ======          ======

Exhibit A

                                    Five
                                   Months
                                    Ended
                                  December       Fiscal Year Ended July 31,
                                     31,         --------------------------
                                    1994            1994            1993
                                  --------        --------        --------

Additional Paid-in Capital,
 Common Stock:
As Originally Reported             $39,353         $35,861         $16,752
Prior Period Adjustments:
 Decrease in discount on
  shares issued for stock
  options [1]                        5,870           5,870              --
Decrease discount on shares
  issued for acquisitions [4]           36              --              --
 Decrease discount on shares
  issued in lieu of cash
  payment for services
  rendered [5]                         338              --              --
                                    ------          ------          ------
As restated                        $45,597         $41,731         $16,752
                                    ======          ======          ======

[1] - The Company originally used a 60% discount for valuing shares issued and exercised pursuant to a Non employee Directors, Consultants and Advisors Stock Plan and it was subsequently determined that only a 20% discount should be used resulting in an increase in noncash expenses of $5,870.

[2] - The Company originally presented $562 of losses from the discontinuation of a part of a line of business as a discontinued item and such losses are now included in income (loss) from operations.

[3] - The Company originally included $845 of noncash expenses from the issuance and exercise of stock options pursuant to a Non employee Directors, Consultants and Advisors Stock Plan as an unusual expense in other income and expense. Such expense has been reclassified as an operating expense.

[4] - The Company originally used a 50% discount for valuing shares issued pursuant to the acquisition of subsidiaries and it was subsequently determined that only a 20% discount should be used resulting in an increase in noncash expenses of $36.

[5] - The Company originally used a 50% discount for valuing shares issued in lieu of cash payment for services rendered and it was subsequently determined